Fact Sheet – Consolidated Financial data, Fourth Quarter, 2007-08

Infosys®

Profit and Loss Account summary for the Quarter ended

(As per Indian GAAP)

In Rs. crore, except per share data

Particulars	March 31,		Growth (%)	December 31, 2007	Growth % in Q4 FY 2008over Q3 FY 2008
	2008	2007			
Income from software services, products and business process management	**4,542**	**3,772**	20.4	4,271	6.3
Software development and business process management expenses	2,482	2,021	22.8	2,325	6.8
GROSS PROFIT	**2,060**	**1,751**	**17.6**	**1,946**	**5.9**
Selling and marketing expenses	223	268	(16.8)	205	8.8
General and administration expenses	359	286	25.5	349	2.9
	582	**554**	**5.1**	554	**5.1**
OPERATING PROFIT BEFORE INTEREST, DEPRECIATION AND MINORITY INTEREST	**1,478**	**1,197**	**23.5**	**1,392**	**6.2**
Interest	-	-		-	-
Depreciation	157	145	8.3	153	2.6
OPERATING PROFIT BEFORE TAX, MINORITY INTEREST AND EXCEPTIONAL ITEMS	**1,321**	**1,052**	**25.6**	**1,239**	**6.6**
Other income, net	139	119	16.8	158	(12.0)
Provision for investments	-	(1)	-	-	-
NET PROFIT BEFORE TAX, MINORITY INTEREST AND EXCEPTIONAL ITEMS	**1,460**	**1,172**	**24.6**	**1,397**	**4.5**
Provision for taxation*	211	27	681.5	166	27.1
NET PROFIT AFTER TAX AND BEFORE MINORITY INTEREST AND EXCEPTIONAL ITEMS	**1,249**	**1,145**	**9.1**	**1,231**	**1.5**
Income on sale of investments (net of taxes)	-	-	-	-	-
NET PROFIT AFTER TAX, EXCEPTIONAL ITEMS AND BEFORE MINORITY INTEREST	**1,249**	**1,145**	**9.1**	**1,231**	**1.5**
Minority interest	-	1	-	-	-
NET PROFIT AFTER TAX, EXCEPTIONAL ITEMS AND MINORITY INTEREST	**1,249**	**1,144**	**9.2**	**1,231**	**1.5**
EARNINGS PER SHARE (Equity shares of par value Rs. 5/- each)					
Before exceptional items					
Basic	21.83	20.30	7.5	21.54	1.3
Diluted	21.78	19.95	9.2	21.47	1.4
After exceptional items					
Basic	21.83	20.30	7.5	21.54	1.3
Diluted	21.78	19.95	9.2	21.47	1.4

** The net profit for the quarter ended March 31, 2008 and March 31,2007 includes a reversal of tax provisions amounting to Rs.20crore and Rs.124crore respectively.*

Fact Sheet – Consolidated Financial data, Fourth Quarter, 2007-08

Infosys®

Profit and Loss Account summary for the year ended

(Consolidated as per Indian GAAP)

In Rs. crore, except per share data

Particulars	March 31,		Growth (%)
	2008	2007	
Income from software services, products and business process management	**16,692**	**13,893**	20.1
Software development and business process management expenses	9,207	7,458	23.4
GROSS PROFIT	**7,485**	**6,435**	**16.3**
Selling and marketing expenses	916	929	(1.4)
General and administration expenses	1,331	1,115	19.4
	2,247	**2,044**	**9.9**
OPERATING PROFIT BEFORE INTEREST, DEPRECIATION AND MINORITY INTEREST	**5,238**	**4,391**	**19.3**
Interest	-	-	-
Depreciation	598	514	16.3
OPERATING PROFIT BEFORE TAX, MINORITY INTEREST AND EXCEPTIONAL ITEMS	**4,640**	**3,877**	**19.7**
Other income, net	704	372	89.2
Provision for investments	-	2	-
NET PROFIT BEFORE TAX, MINORITY INTEREST AND EXCEPTIONAL ITEMS	**5,344**	**4,247**	**25.8**
Provision for taxation*	685	386	77.5
NET PROFIT AFTER TAX AND BEFORE MINORITY INTEREST AND EXCEPTIONAL ITEMS	**4,659**	**3,861**	**20.7**
Income on sale of investments (net of taxes)	-	6	-
NET PROFIT AFTER TAX, EXCEPTIONAL ITEMS AND BEFORE MINORITY INTEREST	**4,659**	**3,867**	**20.5**
Minority interest	-	11	-
NET PROFIT AFTER TAX, EXCEPTIONAL ITEMS AND MINORITY INTEREST	**4,659**	**3,856**	**20.8**
EARNINGS PER SHARE (Equity shares of par value Rs. 5/- each)			
Before exceptional items			
Basic	81.53	69.11	18.0
Diluted	81.26	67.59	20.2
After exceptional items			
Basic	81.53	69.22	17.8
Diluted	81.26	67.70	20.0

** The net profit for the year ended March 31, 2008 and March 31,2007 includes a reversal of tax provisions amounting to Rs. 121crore and Rs. 125 crore respectively.*

REVENUE BY GEOGRAPHICAL SEGMENT

	Quarter ended			Year ended	
	Mar 31, 2008	Dec 31, 2007	Mar 31, 2007	Mar 31, 2008	Mar 31, 2007
	%	%	%	%	%
North America	60.7	62.3	62.6	62.0	63.3
Europe	29.3	28.6	26.6	28.1	26.4
India	1.3	1.2	1.5	1.3	1.6
Rest of the world	8.7	7.9	9.3	8.6	8.7
Total	**100.0**	**100.0**	**100.0**	**100.0**	**100.0**

REVENUE BY SERVICE OFFERING

	Quarter ended			Year ended	
	Mar 31, 2008	Dec 31, 2007	Mar 31, 2007	Mar 31, 2008	Mar 31, 2007
	%	%	%	%	%
Services					
Application Development and Maintenance	45.2	46.3	46.3	45.4	48.0
Application Development	21.8	21.5	22.7	21.7	23.1
Application Maintenance	23.4	24.8	23.6	23.7	24.9
Business Process Management	6.0	5.9	5.2	5.7	4.7
Consulting Services and Package Implementation	24.1	24.0	22.7	23.8	21.1
Infrastructure Management	4.6	4.5	4.8	4.9	4.4
Product Engineering Services	1.8	1.7	1.6	1.6	1.6
System Integration	3.0	2.7	2.2	2.8	2.3
Testing Services	7.2	7.4	7.3	7.5	6.9
Others	4.4	3.8	6.1	4.7	7.1
Total services	**96.3**	**96.3**	**96.2**	**96.4**	**96.1**
Products	3.7	3.7	3.8	3.6	3.9
Total revenues	**100.0**	**100.0**	**100.0**	**100.0**	**100.0**

REVENUE BY PROJECT TYPE *

	Quarter ended			Year ended	
	Mar 31, 2008	Dec 31, 2007	Mar 31, 2007	Mar 31, 2008	Mar 31, 2007
	%	%	%	%	%
Fixed Price	33.2	32.8	25.9	31.0	26.7
Time & Materials	66.8	67.2	74.1	69.0	73.3
Total	**100.0**	**100.0**	**100.0**	**100.0**	**100.0**

* Excluding products

REVENUE BY INDUSTRY

	Quarter ended			Year ended	
	Mar 31, 2008	Dec 31, 2007	Mar 31, 2007	Mar 31, 2008	Mar 31, 2007
	%	%	%	%	%
Insurance, banking & financial	33.9	36.8	37.0	35.7	37.4
Insurance	*7.0*	*7.3*	*7.4*	*7.2*	*7.2*
Banking & financial services	*26.9*	*29.5*	*29.6*	*28.5*	*30.2*
Manufacturing	16.4	14.6	12.9	14.7	13.5
Retail	11.9	12.0	10.8	11.8	10.0
Telecom	22.5	21.1	21.9	21.6	19.3
Energy & Utilities	5.2	5.2	4.8	5.2	5.3
Transportation & logistics	2.8	2.4	1.8	2.5	2.4
Services	5.5	6.0	7.9	6.6	8.1
Others	1.8	1.9	2.9	1.9	4.0
Total	**100.0**	**100.0**	**100.0**	**100.0**	**100.0**

CLIENT DATA					
	Quarter ended			Year ended	
	Mar 31, 2008	Dec 31, 2007	Mar 31, 2007	Mar 31, 2008	Mar 31, 2007
Number of Clients					
Active	538	530	500	538	500
Added during the period	40	47	34	170	160
Accounting for > 5% of revenue	1	1	1	1	1
Number of million* dollar clients					
1 Million dollar +	310	305	275	310	275
5 Million dollar +	141	128	107	141	107
10 Million dollar +	89	81	71	89	71
20 Million dollar +	47	45	36	47	36
30 Million dollar +	32	30	25	32	25
40 Million dollar +	22	22	16	22	16
50 Million dollar +	18	17	12	18	12
60 Million dollar +	13	12	11	13	11
70 Million dollar +	12	12	9	12	9
80 Million dollar +	10	9	4	10	4
90 Million dollar +	6	6	4	6	4
100 Million dollar +	6	4	3	6	3
200 Million dollar +	1	1	1	1	1
300 Million dollar +	1	1	-	1	-
Client contribution to revenue					
Top client	10.3%	9.5%	8.5%	9.1%	7.0%
Top 5 clients	22.0%	21.6%	21.3%	20.9%	19.4%
Top 10 clients	32.0%	32.5%	33.4%	31.4%	31.4%
Repeat business	95.0%	96.3%	93.3%	97.0%	95.3%
Account receivables – LTM (in days)	72	60	64	72	64

"LTM" - Last Twelve Months
* LTM Revenues

EFFORT AND UTILIZATION					
	Quarter ended			Year ended	
	Mar 31, 2008	Dec 31, 2007	Mar 31, 2007	Mar 31, 2008	Mar 31, 2007
Effort					
Onsite	24.5	25.2	26.5	25.4	26.9
Offshore	75.5	74.8	73.5	74.6	73.1
Revenue					
Onsite	47.5	47.8	49.8	48.4	49.9
Offshore	52.5	52.2	50.2	51.6	50.1
Utilization					
Including trainees	69.8	69.4	67.9	70.0	68.4
Excluding trainees	75.4	76.3	73.0	75.9	75.5

PERSON MONTHS DATA					
	Quarter ended			Year ended	
	Mar 31, 2008	Dec 31, 2007	Mar 31, 2007	Mar 31, 2008	Mar 31, 2007
Billed – Onsite	44,220	42,190	36,752	1,66,389	1,35,518
– Offshore	1,36,258	1,25,191	1,02,100	4,89,032	3,68,708
TOTAL	**1,80,478**	**1,67,381**	**1,38,852**	**6,55,421**	**5,04,226**
Non Billable	58,844	52,022	51,450	2,08,509	1,63,858
Trainee	19,248	21,625	14,102	72,568	69,430
Sales & Support	12,443	11,496	10,622	46,324	40,259
TOTAL	**2,71,013**	**2,52,524**	**2,15,026**	**9,82,822**	**7,77,773**

EMPLOYEE METRICS					
	Quarter ended			Year ended	
	Mar 31, 2008	Dec 31, 2007	Mar 31, 2007	Mar 31, 2008	Mar 31, 2007
Total Employees	91,187	88,601	72,241	91,187	72,241
S/W professionals	85,013	83,011	68,156	85,013	68,156
Billable	*79,494*	*75,345*	*61,917*	*79,494*	*61,917*
Banking Product Group	*2,053*	*2,053*	*2,053*	*2,053*	*2,053*
Trainees	*3,466*	*5,613*	*4,186*	*3,466*	*4,186*
Sales & Support	6,174	5,590	4,085	6,174	4,085
Gross Addition	5,947	11,683	5,992	33,177	30,946
Net Addition	2,586	8,100	2,809	18,946	19,526
`Lateral Employees	2,340	2,570	1,647	8,523	8,023
Attrition % (LTM)*	13.4%	13.7%	13.7%	13.4%	13.7%

"LTM" – Last Twelve Months

* Excluding subsidiaries

INFRASTRUCTURE (as on March 31, 2008)*					
	Completed		Work in Progress		Land acquired during the Qtr (acres)
	Built-Up Area (Sq. Ft.)	No. of Seats	Built-Up Area (Sq. Ft.)	No. of Seats	
Bangalore	36,60,923	23,414	3,32,647	1,636	-
Bhubaneshwar	8,79,721	3,957	-	-	-
Chandigarh	10,16,158	6,116	1,62,344	-	-
Chennai	12,30,406	8,966	12,73,500	5,000	-
Gurgaon	21,000	195	75,000	1,000	-
Hyderabad	18,22,523	9,430	-	-	-
Jaipur	78,000	890	3,40,016	3,200	-
Mangalore	4,81,923	3,275	2,05,000	1,600	-
Mauritius	28,000	400	-	-	-
Mysore (including ILI)*	45,06,083	5,434	41,57,581	3,350	-
Pune	26,28,232	14,128	16,56,504	9,555	-
Thiruvananthapuram	1,24,442	1,549	1,60,000	1,540	-
Total	**1,64,77,411**	**77,754**	**83,62,592**	**26,881**	**-**

- Infosys Leadership Institute

Infosys®

CONSOLIDATED IT SERVICES										
	Quarter ended						Year ended			
	Mar 31, 2008	Sequential growth%	Dec 31, 2007	Sequential growth %	Mar 31, 2007	Sequential growth %	Mar 31, 2008	Sequential growth%	Mar 31, 2007	Sequential growth %
Effort – Services (Person Months)										
Onsite	43,999	4.8	41,974	3.0	36,584	4.0	165,595	22.9	134,767	40.9
Offshore	96,805	5.0	92,234	5.2	75,003	3.5	357,196	30.0	274,989	33.1
Total	**140,804**	**4.9**	**1,34,207**	**4.5**	**111,587**	**3.6**	**522,790**	**27.6**	**409,756**	**35.6**
Revenue – Services ($ million)										
Onsite	540.70	4.8	516.07	4.1	426.30	5.8	2,011.86	31.3	1,532.13	47.1
Offshore	490.08	5.5	464.47	6.5	359.41	4.9	1,779.96	37.8	1,291.77	36.7
Total	**1030.78**	**5.1**	**980.54**	**5.3**	**785.71**	**5.4**	**3,791.82**	**34.3**	**2823.90**	**42.2**

RUPEE DOLLAR RATE (Rs)					
	Quarter ended			Year ended	
	Mar 31, 2008	Dec 31, 2007	Mar 31, 2007	Mar 31, 2008	Mar 31, 2007
Period closing rate	40.02	39.41	43.10	40.02	43.10
Period average rate	39.76	39.40	43.75	40.00	45.06

PERFORMANCE AS AGAINST GUIDANCE			
For Quarter ending March' 08		**Guidance**	**Actuals**
Indian GAAP	Revenue (Rs. Crore)	4,477-4,501	4,542
	EPS (Rs.)*	21.38	21.47
US GAAP	Revenue (US $ Million)	1,136-1,142	1,142
	Basic EPADS (US $)*	0.54	0.54

* Excluding Tax reversal of Rs. 20 Crore (US $ 5 million)

SUBSIDIARIES PERFORMANCE (US $ Mn)				
	Quarter ended, Mar 31 2008		Year ended, Mar 31 2008	
For Quarter ending March' 08	**Revenue**	**Net Income**	**Revenue**	**Net Income**
Infosys BPO Limited - consolidated	69	9	235	35
Infosys Technologies (Australia) Pty. Limited	37	8	139	25
Infosys Consulting, Inc.	16	-	62	(13)
Infosys Technologies (China) Company Limited	5	-	19	(2)
Infosys Technologies, S.De R.L. De C V., Mexico	0.5	(1)	1	(2)

Fact Sheet – Consolidated Financial data, Fourth Quarter, 2007-08

Unaudited Consolidated Statements of Income

(Dollars in millions except per share data)

	Three months ended March 31,		Year ended March 31,	
	2007	2008	2007(Audited)	2008
Revenues	**$863**	**$1,142**	**$3,090**	**$4,176**
Gross profit	366	478	$1,313	$1,723
Operating income	**237**	**329**	**852**	**1,151**
Income before income taxes and minority interest	265	364	936	1,326
Income before minority interest	$259	$311	$852	$1,155
Net income	**$259**	**$311**	**$850**	**$1,155**
Earnings per equity share				
Basic	$0.46	$0.55	$1.53	$2.03
Diluted	$0.45	$0.54	$1.50	$2.02
Weighted average equity shares used in computing earnings per equity share				
Basic	559,944,338	568,993,467	554,018,739	568,564,740
Diluted	569,893,498	570,156,602	566,110,582	570,368,975

Reconciliation of accounts as per Indian GAAP and US GAAP

in Rs. Crore

	Quarter ended		Year ended	
	March 31, 2008	March 31, 2007	March 31, 2008	March 31, 2007
Consolidated Net Profit as per Indian GAAP	**1,249**	**1,144**	**4,659**	**3,856**
Stock compensation expenses (SFAS 123R)	(4)	(7)	(13)	(24)
Amortization of Intangibles	(8)	(6)	(29)	(17)
Fringe Benefit Tax	(1)	-	(2)	-
Consolidated Net income as per US GAAP	**1,236**	**1,131**	**4,615**	**3,815**

Reasons for differences in net income as per Indian GAAP and US GAAP

Stock compensation expenses (SFAS 123R)

From April 1, 2006, the company adopted FASB Statement No.123 (revised 2004), *Share-Based Payment* using the modified prospective approach. The company recorded stock compensation expense of Rs. 13 crore during the year ended March 31, 2008, using the fair value recognition provisions.

Amortization of Intangibles

US GAAP requires the purchase price in business combination transactions to be allocated to identifiable assets and liabilities, including intangibles assets. Intangible assets are to be amortized over the estimated useful life.